SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

GENERAL COMMUNICATION, INC.
(Name of Subject Company (Issuer))

GENERAL COMMUNICATION, INC.
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

Class A Common Stock
(Title of Class of Securities)

369385109
(CUSIP Number of Class A Common Stock)

John M. Lowber
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

(Name, address, and telephone numbers of person
authorized to receive notices and communications on
behalf of filing persons)

Copy to:

Steven D. Miller, Esq.
Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, Colorado 80202
(303) 297-2900

CALCULATION OF FILING FEE
Transaction valuation*                                                                                                           Amount of filing fee
$15,741,541                                                                                                                         $878.38

* Calculated solely for purposes of determining the filing fee.  This calculation assumes that all eligible options are exchanged for restricted stock.  The shares of restricted stock issuable have an aggregate value of $15,741,541 as of July 30, 2009, based on the average of the high and low sale prices of General Communication, Inc.’s common stock on the Nasdaq Global Select Market on July 30, 2009.

[x]      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:                                                           $878.38
Form or Registration No.:                                                          005-38452
Filing party:                                                                             General Communication, Inc.
Date filed:                                                                                August 6, 2009

[ ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[x]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by General Communication, Inc., an Alaska corporation (the “Company”), with the Securities and Exchange Commission on August 6, 2009, relating to an offer by the Company to eligible officers, employees and stakeholders to exchange certain outstanding eligible options to purchase shares of GCI’s Class A common stock, no par value (“Common Stock”), that were originally granted under the Company’s Amended and Restated 1986 Stock Option Plan (as amended, the “Plan”), for restricted shares of Common Stock that will be granted under the Plan upon the terms and subject to the conditions set forth in the Offer to Exchange.

Except as amended and supplemented hereby, all terms of the Offer to Exchange and all other disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended to add the following exhibit:

Exhibit (a)(1)(N):  Form of reminder e-mail from the Company to eligible officers, employees and stakeholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL COMMUNICATION, INC.
(Registrant)

Date: August 13, 2009	By:	/s/ John M. Lowber
Name: John M. Lowber
Title : Senior Vice President, Chief Financial Officer, Secretary and Treasurer
(Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)*	Offer to Exchange, dated August 6, 2009.

(a)(1)(B)*	Form of Letter of Transmittal/Withdrawal.

(a)(1)(C)*	Form of E-mail from BNY Mellon to Eligible Participants, dated August 6, 2009, regarding “Announcement of Option Exchange Offer.”

(a)(1)(D)*	Form of Individual Statement of Options.

(a)(1)(E)*	Form of Restricted Stock Agreement under Amended and Restated 1986 Stock Option Plan of General Communication, Inc.

(a)(1)(F)*	Form of Communication to Eligible Participants Confirming Receipt of Letter of Transmittal/Withdrawal Submitted Via the Exchange Offer Website.

(a)(1)(G)*	Form of Communication to Eligible Participants Confirming Receipt of Letter of Transmittal/Withdrawal Submitted Via E-mail, Facsimile, Regular Mail, Overnight Courier or Hand Delivery.

(a)(1)(H)
Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (Incorporated by reference to the document filed as an exhibit to General Communication, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-15279)); Amendment No. 1 to the Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (Incorporated by reference to the document filed as an exhibit to General Communication, Inc.’s Form S-8 filed on July 27, 2007 (File No. 333-144916))

(a)(1)(I)*	Amendment No. 2 to the Amended and Restated 1986 Stock Option Plan of General Communication, Inc.

(a)(1)(J)*	Employee Presentation Materials

(a)(1)(K)	General Communication, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2008 is incorporated herein by reference.

(a)(1)(L)	GCI Communication, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009 is incorporated herein by reference.

(a)(1)(M)	GCI Communication, Inc. Current Reports on Form 8-K filed with the Securities Exchange Commission on May 7, 2009, and August 6, 2009 are incorporated herein by reference.

(a)(1)(N)	Form of reminder e-mail from the Company to eligible officers, employees and stakeholders.

(b)	Not applicable.

I	Not applicable.

(d)(1)*	Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (see Exhibit (a)(1)(H) and Exhibit (a)(1)(I) above).

(d)(2)*	Form of Restricted Stock Agreement under Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (see Exhibit (a)(1)(E) above).

(g)	Not applicable.

(h)	Not applicable.
*Previously filed.